Exhibit 99.1
FOR IMMEDIATE RELEASE — February 17, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSX Symbol — PEF; NYSE Alternext Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES JANUARY 2009 OPERATIONS UPDATE
Petroflow is pleased to provide an update regarding the January 2009 operational results, including the current status of its Oklahoma drilling activities.
Corporate Production Update
Our peak production rate for the month of January 2009 was 3,578 BOEs (21,467 mcfGE) per day, which reflects a 38 BOEs per day increase over the peak rate for December 2008.
We averaged approximately 3,419 BOEs (20,516 mcfGE) per day of production during January 2009, of which approximately 14% was oil and 86% was natural gas and associated liquids.
Oklahoma Drilling Activity
The Hunton Resource Play in Oklahoma continues to be successful in providing Petroflow with increased production rates. Petroflow’s average production in January 2009 exceeded its average production in December 2008 by more than 175 BOE’s per day; the production increase reflects steady progress in this play.
“The Bubble Point Technology that we employ in the Hunton Resource Play is reliable, and we are pleased to continue our production growth on a consistent basis”, stated Mr. Sandy Andrew, COO of the Company.
Mr. Andrew added, “Our goal is to expand our presence in the Hunton and maximize the depth of knowledge that we have acquired. The recent announcement of our proposed acquisition of additional Hunton production and drilling opportunities reflects our knowledge and commitment”.
Following is a table outlining the status of our drilling activities in the Hunton resource play.
DRILLING ACTIVITY

Total wells on production as at January 1, 2009	57
Wells brought on production to January 31, 2009	2
Wells currently drilling	2
Wells in completion phase	3
Salt water disposal wells drilled	4
Wells suspended	2
Wells awaiting hookup	—

Total	70

Other Production Areas
Our Texas and Alberta properties continue to produce at a steady rate and provide consistent cash flow for operations.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For additional information, please contact the following:
Mr. John Melton, President & CEO
Petroflow Energy Ltd.
985.796.8080
www.petroflowenergy.com
Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.
403.539.4320
www.petroflowenergy.com
The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.